Exhibit (a)(10)

Shareholder Notice

The Board of Directors (the “Board of Directors”) of Siliconware Precision Industries Co., Ltd. (“SPIL”) unanimously recommends that shareholders not tender their shares or withdraw any tender they may have already made to Advanced Semiconductor Engineering, Inc. (“ASE”) in its unsolicited tender offer for SPIL’s shares.

The Board of Directors believes that ASE’s tender offer is opportunistic and destructive to shareholder value.

•	By taking advantage of a recent low point in the Taiwan stock market and SPIL’s lowest closing stock trading price all year, the Board of Directors believes that the “premium” ASE claims to be offering for shares of SPIL is misleading, since the NT$45 price that ASE is offering is actually a discount to the value of SPIL’s common shares according to valuations obtained by the Board of Directors.

•	If investors decide to participate in the tender offer now, based on SPIL’s share close price of NT$42.15 on September 17th, 2015, ASE’s offer price of NT$45 only translates into a mere premium of 6.3%, which after deduction of required expenses, represents minimal return. The Board of Directors believes investors should not forfeit the opportunity to enjoy SPIL’s future upside on core business and alliance with Hon Hai for this low return.

In fact, considering that ASE made its offer at a low point in SPIL’s share trading price history, it is possible that shareholders may actually realize more gains by not participating in the tender offer.

Considering that 85% of SPIL’s and ASE’s customers overlap, any horizontal integration between the two companies would lead to supplier concentration issues and order cannibalization to the benefit of other competitors in the semiconductor market. Further, without a clear plan, ASE has only offered to buy up to 25% of SPIL’s outstanding shares, leaving the other 75% of shareholders vulnerable to future uncertainties. As a direct competitor of SPIL, ASE has a clear conflict of interest in its intended shareholding and will give priority to itself in business decisions to the detriment of SPIL’s other shareholders.

SPIL has signed a Strategic Alliance and Share Exchange Agreement with Hon Hai Precision Industry Co., Ltd. (“Hon Hai”) to form a strategic alliance through a share exchange that will be beneficial for both companies. The strategic alliance will increase SPIL’s long term competitiveness through vertical integration with Hon Hai’s businesses. SPIL has scheduled an EGM to request shareholder approval of amendments to its articles of incorporation to increase its authorized capital in order to, among other things, issue the common shares to Hon Hai for the share exchange.

SPIL intends to create synergies with Hon Hai through (1) collaborating to capture the fast-growing SiP market from increasing applications, (2) capturing ODM IC business opportunities that leverages SPIL’s existing wirebonding capacity, (3) penetrating the smartphone market in emerging markets, which is expected to achieve substantial growth going forward, and (4) improving operational efficiency with Hon Hai’s expertise in process enhancement and automation.

In conclusion, SPIL’s Board of Directors unanimously recommends that shareholders reject ASE’s tender offer, and support the strategic alliance with Hon Hai at the company’s upcoming EGM.

For more information, please contact our Investor Relations Director Janet Chen at janet@spil.com.tw or +886-3-5795678#3675, our Spokesperson Byron Chiang at byronc@spil.com.tw or +886-3-5795678#3671, or our proxy solicitor Alliance Advisors at twallace@allianceadvisorsllc.com or +1-973-873-7717.

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